Exhibit 99

NOTICE OF FULL REDEMPTION TO THE HOLDERS OF

REED ELSEVIER CAPITAL INC.

7.750% SENIOR NOTES DUE 2014

(CUSIP number 758202 AF2)

Date: October 30, 2013

NOTICE IS HEREBY GIVEN, by Reed Elsevier Capital Inc., a Delaware corporation (the “Company”), to all holders (the “Holders”) of the Company’s 7.750% Senior Notes due 2014 (the “Notes”), pursuant to Sections 106 and 1104 of the Indenture, dated as of May 9, 1995, as amended and supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture and the Fifth Supplemental Indenture (collectively, the “Indenture”), among the Company, Reed Elsevier PLC, Reed Elsevier NV and The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A.), as Trustee and Principal Paying Agent, as follows:

1. On December 6, 2013 (the “Redemption Date”), pursuant to Article Eleven of the Indenture and the section “Optional Redemption” of the Notes, the Company will redeem the full aggregate principal amount of $461,025,000 of the outstanding Notes under CUSIP No. 758202 AF2, for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture and the Notes as the greater of:

•	100% of the principal amount and premium, if any, together with accrued but unpaid interest, if any, to, but not including, the Redemption Date; and

•	the sum of the present values of the Remaining Scheduled Payments, discounted, on a semi-annual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate, plus 50 basis points.

2. The Trustee serves as Principal Paying Agent. The name and address of the Principal Paying Agent are as follows:

The Bank of New York Mellon

101 Barclay Street – Floor 4E

New York, New York 10286

Attention: International Corporate Trust Administration

3. On the Redemption Date, the Redemption Price will become due and payable upon each Note, and interest thereon shall cease to accrue on and after the Redemption Date.

4. A copy of this Notice of Redemption has been sent to Holder(s) of record for the Notes as of October 30, 2013.

5. No representation is made as to the accuracy of the CUSIP number either as printed on the Notes or as set forth in this Notice of Redemption and reliance may be placed only on the other identification numbers printed on the Notes. The redemption of the Notes shall not be affected by any defect in or omission of such numbers.

6. Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable.

REED ELSEVIER CAPITAL INC.

October 30, 2013

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